523 N. Sam Houston Parkway E., Suite 175
Houston, Texas 77060
Telephone (281) 741-0815
  Facsimile (281) 741-0895
dvandenberg@velocityenergy.net

December 15, 2008

Securities Exchange Commission
Division of Investment Management
100 F Street N.E., Stop 3561
Washington, D.C. 20549
Tel: (202) 551-6989

Attn:  Mr. John Madison

Re:	Sonterra Resources, Inc.
Definitive Information Statement Filed on Schedule 14C
Filed November 25, 2008
File No. 0-29463

Dear Mr. Madison,

Here follows our response to your letter dated December 10, 2008.

General:

1.	Yes, we will re-circulate the revised definitive information statement after we receive your ok to do so.

2.	We will submit via EDGAR all correspondence, including the marked version of our information statement that we provided you on December 4, 2008.

Exhibit 1 contains the comment letter response plus  the marked version of our information statement provided  on December 4, 2008.

Authorize 50,000,000 Shares of Blank Check Preferred Stock, page 3

3.	The disclosures required via Item 13 of schedule 14A, have been incorporated by reference on the preliminary amendment number 2.

Election of Directors, page 6

4.	As requested, the biographical sketches for the officers and directors have been enhanced to eliminate gaps and ambiguities.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Donald E. Vandenberg

Donald Vandenberg, CEO,
President, and Chairman
of the Board of Directors

EXHIBIT 1

First Set of Comments

523 N. Sam Houston Parkway E., Suite 175
Houston, Texas 77060
Telephone (281) 741-0815
  Facsimile (281) 741-0895
dvandenberg@velocityenergy.net

November 5, 2008

Securities Exchange Commission
Division of Investment Management
100 F Street N.E., Stop 3561
Washington, D.C. 20549
Tel: (202) 551-6989

Attn:  Mr. John Madison

Re:	Sonterra Resources, Inc.
Preliminary Information Statement Filed on Schedule 14C
File No. 0-29463

Dear Mr. Madison,

The purpose of authorizing the preferred shares has been changed from the exchange of credit line draw downs to the exchange of issued and outstanding shares of common stock for the convertible preferred shares.  The answers to the comments are adjusted accordingly.

Here follows our response to your letter dated September 24, 2008.

Matters Set Fourth [sic] in the Written Consent

1.
Please revise your table so that the column headings provide accurate information.  We note that currently the column heading labeled “Common Shares” indicates that you have one share issued and outstanding.

The table has been revised to reflect that one shareholder has the requisite votes to execute the Written Consent.

Vote Required, page 5

2.	We note that you indicate that 13,437,153 votes would be necessary to execute the Written Consent. Please explain to us how you calculated this number, or provide corrected disclosure.

The number should be the shares issued and outstanding time 50% plus 1 or
26,347,359 x 50% = 13,173,680 + 1 = 13,173,681.  The new number has been inserted into the document.

Authorize 50,000,000 Shares of Blank Check Preferred Stock, page 5

3.
The disclosure in the first phrase under the heading “Purpose of Authorizing Class of Preferred Shares,” appears to be inconsistent with your statement at page 6 that the “Company does not have any current arrangement or commitment for financing or acquisitions.”  Please provide clarifying disclosure.

The phrase “Company does not have any current arrangement or commitment for financing or acquisitions,” has been removed. Please see the explanation under Paragraph 5 below.

4.	If true, at each place you discuss the blank check preferred, make sure that you intent to promptly issue a new series of convertible preferred shares.

This has been noted in the first paragraph under Purpose of Authorizing Class of Preferred Shares as follows:

This exchange will occur shortly after the effective date of this Information Statement, whereby the 20,000,000 shares of common stock would be retired concurrently with the issuance of the 20,000,000 series “A” convertible preferred shares, thus decreasing the number of issued and outstanding common shares to 6,347,359, consisting of 4,387,892 shares held beneficially by The Longview Fund, L. P. (including Longview Equity Fund, L.P. and Longview International Fund, L.P.) and 1,959,467 shares held by unaffiliated third parties.

5.
In that regard, include the material terms of the agreement with Longview Fund L.P. regarding the restructuring of your current debt and future draw downs.  Also disclose you current intentions to issue preferred stock to Longview Fund L.P. or any other entity.

The first paragraph under Purpose of Authorizing Class of Preferred Shares states that The Longview Fund L.P. is exchanging 20,000,000 shares of common stock for 20,000,000 shares of convertible preferred shares. The restructuring of the current debt will be effectuated by a new replacement credit facility provided by Longview Marquis Master Fund, L.P., which will: (i) pay off 1/3 of the current debt held by The Longview Fund, LP (with the remaining 2/3 and accrued interest to be subordinated to the new debt facility); (ii) provide working capital for the Company’s current drilling program and other general corporate needs; and (iii) provide additional funding for future acquisitions.  The Company will not be issuing preferred shares to Longview Marquis Master Fund, L.P. as part of the debt restructuring and has no present intention to issue these preferred shares to any entity other than to The Longview Fund, L.P. for the share exchange disclosed herein.

6.
Provide financial statements and the other disclosure that Item 13 of Schedule 14A requires, insofar as you are authorizing or issuing blank check preferred and Series A convertible preferred stock “otherwise that for exchange” for your outstanding securities.  See Item 11 of schedule 14A.

The purpose for the preferred stock has changed to the exchange of securities, therefore Item 12 rather than Item 11 of Schedule 14A would apply. Our disclosure has been adjusted accordingly and pro forma financial statements are attached hereto.  Note that sections 13a(2) and (5) do not apply to smaller reporting companies, and section 13a(6) would not apply since this is an information statement filing.  Section 13a(4)- a statement will be included.

Annex A

7.  Reconcile the language in “Second” of your Certificate of Amendment, that states that there was a special meeting of the stockholders, with the disclosure throughout the rest of your Schedule 14C, that states that shareholder approval will be taken pursuant to written consent.

The language has been reconciled throughout the document. For clarification, the Special Meeting of the Stockholders held on August 1, 2008, provided the initial authorization for the issuance of preferred stock and the name change while shareholder approval pursuant to Written Consent will be taken to approve revisions to the Preliminary 14C and the filing of the Definitive 14C.

The Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Best regards,

/s/ Donald E. Vandenberg

Donald Vandenberg, CEO,
President, and Chairman
of the Board of Directors

REDLINE DEFINITIVE VS PRELIMINARY

SCHEDULE 14C INFORMATION

Information Statement Pursuant to Section 14(c)
of the Securities Exchange Act of 1934

Check the appropriate box:

☐	Preliminary Information Statement

☐	Confidential, for use of the commission only (as permitted by Rule 14c-5(d)(2)

☒	Definitive Information Statement

SONTERRA RESOURCES, INC.

(Name of Registrant As Specified In Charter)

Payment of Filing Fee (Check the appropriate box):

	☒	No fee required

	☐	Fee computed on table below per Exchange Act Rules 14c-5(g) and 0-11

	1)	Title of each class of securities to which transaction applies:

	2)	Aggregate number of securities to which transaction applies:

	3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

	4)	Proposed maximum aggregate value of transaction:

	5)	Total fee paid:

	☐	Fee paid previously with preliminary materials.

☐
Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

	1)	Amount Previously Paid:

	2)	Form, Schedule or Registration Statement No.:

	3)	Filing Party:

	4)	Date Filed:

SONTERRA RESOURCES, INC.
523 North Sam Houston Pkwy. East, Suite 175
Houston, Texas 77060

NOTICE OF WRITTEN CONSENTS OF STOCKHOLDERS

November 25, 2008

To the Stockholders of Sonterra Resources, Inc.:

NOTICE IS HEREBY GIVEN that the following actions were taken pursuant to the Written Consents of a majority of our Stockholders dated August 1, 2008 and November 11, 2008, in lieu of Special Meetings of the Stockholders. The following actions will be effective on or about December 29, 2008:

1.	Amendment to our Certificate of Incorporation, as amended (the “Certificate of Incorporation”), to authorize 50,000,000 shares of blank check preferred stock;

2.	Amendment to our Certificate of Incorporation, as amended, to change the name of the Company to Velocity Energy Inc.; and

3.
The election of the following: Donald E. Vandenberg, Gary L. Lancaster, Herbert E. Warner, Jeffrey W. Tooth and Robert Terry Gill, to serve as directors until our 2009 Annual Meeting of Shareholders or until their respective successors have been duly elected.

This Notice and the attached Information Statement are being circulated to advise our stockholders of certain actions already approved by Written Consents of the Stockholders who collectively hold a majority of the voting power of our common stock. Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, as amended, the proposals will not be effective until 20 days after the date this Information Statement is mailed to our stockholders. Therefore, this Notice and the attached Information Statement are being sent to you for informational purposes only.

By Order of the Board of Directors,

/s/ Donald E. Vandenberg
Donald E. Vandenberg, Chief Executive Officer, President, and Chairman of the Board of Directors

SONTERRA RESOURCES, INC.
523 North Sam Houston Pkwy. East, Suite 175
Houston, Texas 77060

INFORMATION STATEMENT
WRITTEN CONSENTS OF STOCKHOLDERS

WE ARE NOT ASKING YOU FOR A PROXY
AND YOU ARE REQUESTED NOT TO SEND US A PROXY

This Information Statement is furnished in accordance with the requirements of Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended, by Sonterra Resources, Inc., a Delaware corporation, in connection with certain actions taken by the written consents of a majority of the stockholders of Sonterra Resources, Inc., dated August 1, 2008 and November 11, 2008.

Pursuant to Rule 14c-2 under the Securities Exchange Act of 1934, as amended, the actions will not be effective until 20 days after the date this Information Statement is mailed to the stockholders.

THE APPROXIMATE DATE OF MAILING OF THIS INFORMATION STATEMENT IS DECEMBER 9, 2008.

We anticipate that the actions contemplated by this Information Statement will be effected on or about the close of business on December 29, 2008.

The actions are to be effective twenty days after the mailing of this Information Statement is as follows:

1.	Amendment to our Certificate of Incorporation to authorize the issuance of 50,000,000 shares of blank check preferred stock;

2.	Amendment to our Certificate of Incorporation, as amended, to change the name of the Company to Velocity Energy Inc., and

3.
The election of the following: Donald E. Vandenberg, Gary L. Lancaster, Herbert E. Warner, Jeffrey W. Tooth and Robert Terry Gill, to serve as directors until our 2009 Annual Meeting of stockholders or until their respective successors have been duly elected.

Stockholders of record at the close of business on November 25, 2008 (the “Record Date”) are entitled to notice of the above actions to be effective on or about December 29, 2008. As of the Record Date, our authorized capitalization consisted of 50,000,000 shares of common stock, par value $0.001 per share, of which 26,347,359 shares were issued and outstanding. Each share of our common stock entitles its holder to one vote on each matter submitted to the stockholders. However, because a stockholder holding at least a majority of the voting rights of all outstanding shares of capital stock as of the Record Date has voted in favor of the foregoing action by resolutions dated August 1, 2008 and November 11, 2008, and has sufficient voting power to approve such proposals through its ownership of the Company’s common stock, no other consents will be solicited in connection with this Information Statement.

The principal executive office of the Company is located at 523 North Sam Houston Pkwy. E., Suite 175, Houston, Texas 77060, Telephone (281) 741-0610.

DISSENTER'S RIGHT OF APPRAISAL

The General Corporate Law of Delaware does not provide for dissenter’s rights of appraisal in connection with the proposed action.

THIS IS NOT A NOTICE OF A SPECIAL MEETING OF STOCKHOLDERS AND NO STOCKHOLDER MEETING WILL BE HELD TO CONSIDER ANY MATTER WHICH WILL BE DESCRIBED IN THIS INFORMATION STATEMENT.

MATTERS SET FORTH IN THE WRITTEN CONSENTS

The Written Consents contain:

(i) A Resolution dated August 1, 2008, to amend the Certificate of Incorporation in order to provide for the approval of an amendment to the Company's Certificate of Incorporation authorizing 50,000,000 shares of blank check preferred stock, par value $0.001 per share.

(ii) A Resolution dated August 1, 2008, to amend the Certificate of Incorporation in order to provide for the approval of an amendment to the Company's Certificate of Incorporation to change the name of the Company to Velocity Energy Inc.

(iii) A Resolution dated as of November 11, 2008, to confirm that five directors were elected to serve until our 2009 Annual Meeting of Shareholders or until their respective successors have been duly elected.

A stockholder(s) representing 87.99 % of the votes of the currently issued and outstanding shares of Common Stock has executed the Written Consents, thereby ensuring the approval of the amendment to the Company’s Certificate of Incorporation authorizing said issuance of the blank check preferred shares and name change. See "Other Information Regarding The Company - “Security Ownership of Certain Beneficial Owners and Management."

Set forth below is a table containing the name of the stockholder who has executed the Written Consents and, to the best of the Company's knowledge, the number of shares of Common Stock beneficially owned by such stockholder as of August 1, 2008 and November 11, 2008:

	Common Shares	Votes	Total Common Shares	% of Total
Beneficial Owner	Owned	Per Share	Outstanding	Shares Outstanding

The Longview Fund, L.P.	23,182,876	1	26,347,359	87.99%
Total	23,182,876	1	26,347,359	87.99%

VOTE REQUIRED

As of August 1 and November 11, 2008 (the date of the Written Consents), 26,347,359 shares of Common Stock were issued and outstanding. Thus, stockholders representing no less than 13,173,681 votes from common stock were required to execute the Written Consents to effectuate the matters set forth therein. As discussed under "Matters Set Forth in the Written Consents," a single stockholder owning 23,182,876 votes, or 87.99% of the votes, of common stock, has executed the Written Consents and delivered the Written Consents to the Company as required by law within the 60 day period, thereby ensuring the approval of the corporate actions.

AUTHORIZE 50,000,000 SHARES OF BLANK CHECK PREFERRED STOCK

Our Board of Directors proposed an amendment to the Company's Certificate of Incorporation to authorize 50,000,000 shares of blank check preferred stock, par value $0.001 per share.

Purpose of Authorizing Class of Preferred Shares

The authorization of preferred shares is to facilitate the current exchange of securities as well as to facilitate any future financing efforts of the Company. The Company has restructured its current credit line facility with The Longview Fund L.P. whereby Longview Marquis Master Fund, L.P. has replaced The Longview Fund L.P. debt facility by paying off $1,000,000 of the outstanding principal balance of $3,000,000 and exchanging the remaining $2,000,000, plus accrued interest, for subordinated notes, which are parri passu with other subordinated debt of the Company and junior to the senior notes issued by the Company in favor of Longview Marquis Master Fund L.P. The Longview Fund L.P. currently holds 23,182,876 shares or 87.99% of the issued and outstanding shares of the common stock of the Company. The Longview Fund, L.P. would exchange 20,000,000 shares of common stock for 20,000,000 shares of Series “A” Convertible Preferred Stock. Each share of Preferred Stock would be convertible into one share of common stock at a fixed value of $1.20 per share. This exchange will occur shortly after the effective date of this Information Statement, at which time the 20,000,000 shares of common stock would be retired concurrently with the issuance of the Series “A” Convertible Preferred Stock, thus decreasing the number of issued and outstanding shares of common stock to 7,577,627. The Company would also cancel 3,000,000 warrants out of the 4,958,678 shares underlying each stockholder’s convertible note and warrants.

The decrease in issued and outstanding common shares, coupled with the availability of preferred shares and the cancellation of 3,000,000 warrants, is expected to facilitate any additional fund raising efforts in the future for acquisitions and general corporate purposes.

The amendment to the Company's Certificate of Incorporation shall be filed with the Delaware Secretary of State so that a second paragraph shall be added to Article IV of the Certificate of Incorporation, which shall state as follows:

"The total number of shares of preferred stock which this corporation is authorized to issue is:

Fifty Million (50,000,000) shares with a par value of ($0.001) per share. The preferred stock may be issued in one or more series, from time to time, with each such series to have such designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors, subject to the limitations prescribed by law and in accordance with the provisions hereof, the Board of Directors being hereby expressly vested with authority to adopt any such resolution or resolutions."

There are certain advantages and disadvantages of voting for the Company's issuance of one or more series of authorized preferred stock.

The advantages include:

•	The ability to raise capital by issuing capital stock.

•
The ability to fulfill our Company's obligations by having capital stock available to satisfy the Company's future funding requirements, including project financing for future acquisition opportunities that have not yet been identified, but which are anticipated to exceed the capacity of the Company’s restructured credit facility.

The disadvantages include:

•	Dilution to the existing stockholders, including a decrease in our net income per share in future periods. This could cause the market price of our stock to decline.

•
The issuance of authorized but unissued stock could be used to deter a potential takeover of the Company that may otherwise be beneficial to shareholders by diluting the shares held by a potential suitor or issuing shares to a shareholder that will vote in accordance with the Company's Board of Directors' desires. A takeover may be beneficial to independent stockholders because, among other reasons, a potential suitor may offer such shareholders a premium for their shares of stock compared to the then-existing market price. The Company does not have any plans or proposals to adopt provisions or enter into agreements that may have material anti-takeover consequences.

The Company's Board of Directors believes that it is desirable to have authorized shares of preferred stock available for possible future financings, possible future acquisition transactions and other general corporate purposes. Having such authorized shares of preferred stock available for issuance in the future should give the Company greater flexibility and may allow such shares to be issued without the expense and delay of a special stockholders' meeting. Although such issuance of additional shares with respect to future financings and acquisitions would dilute existing stockholders, management believes that such transactions would increase the value of the Company to its stockholders and is in the best interests of the Company and its stockholders.

AUTHORIZE THE CHANGE OF THE NAME OF THE COMPANY

Our Board of Directors proposed an amendment to the Company's Certificate of Incorporation to authorize changing the name of the Company to from Sonterra Resources, Inc. to Velocity Energy Inc.

Under our Certificate of Incorporation, as amended and presently in effect, our name is “Sonterra Resources, Inc.” Our Board of Directors unanimously approved and declared advisable a change of the name of our company from “Sonterra Resources, Inc.” to “Velocity Energy Inc.” Stockholder approval for the Certificate of Amendment changing our name was obtained by written consent of the Majority Stockholder. The Certificate Amendment effecting the name change will become effective following filing with the Secretary of the State of the State of Delaware, which will not occur earlier than the 20th day after the mailing of this Information Statement to our stockholders as of the Record Date. A copy of the Certificate of Amendment is attached to this Information Statement as Annex A.

Purpose of Changing the Name of the Company

We currently have three subsidiaries which contain the words Velocity Energy in their names. The new name will bring a congruency in the names between the Company and its subsidiaries which will benefit the name recognition for the parent company.

ELECTION OF DIRECTORS

The Board of Directors

Our Board of Directors consists of five directors. All directors are elected annually to serve until the next Annual Meeting of Stockholders and until their respective successors are duly elected and qualified or until their earlier resignation or removal.

The nominees for director are Donald E. Vandenberg, Gary L. Lancaster, Herbert E. Warner, Jeffrey W. Tooth and Robert Terry Gill. Each of the five directors to be elected at the Annual Meeting will serve a term of one year to expire at our 2009 Annual Meeting of Stockholders.

Director Nominees

DONALD E. VANDENBERG, age 65, currently serves as the Chief Executive Officer and President and has been a director since June 2008. Mr. Vandenberg is a petroleum engineer and has held senior management positions throughout his 40-year career in the exploration and production field. From 2004 to present, he co-founded and has served as CEO and President of Velocity Energy Limited LLC, General Partner of Velocity Energy Offshore LP and Velocity Energy Partners LP, both of which limited partnerships have been acquired by Sonterra. Mr. Vandenberg was formerly President of J. M. Corporation’s Energy Sector. Prior to that, he was Senior Vice President and General Manager of Equitable Resources Company, Vice President of Engineering and Development of Maxus Energy Corp., and held managerial positions at Kilroy Company of Texas, Union Texas Petroleum, Inc., and Aminoil, Inc. Mr. Vandenberg has a Professional Degree in Petroleum Engineering from the Colorado School of Mines.

GARY L. LANCASTER, age 54, currently serves as the Chief Legal Officer, Vice President and Secretary and has been a director since June 2008. Mr. Lancaster has been a practicing lawyer for 29 years and has extensive legal and land experience in virtually all facets of the oil industry. He is also a co-founder of and has served as Vice President of Velocity Energy Limited LLC and its affiliated entities until acquired by Sonterra. Mr. Lancaster has held senior legal and management positions in upstream, midstream, downstream, and oilfield service companies, including as Vice President of Legal Affairs for J. M. Corporation’s Energy Sector; Senior Vice President and General Counsel of ICO Inc.; and Senior Attorney with Scurlock Permian Corporation, a division of Ashland Oil, Inc. Mr. Lancaster was also a partner at Duane Morris LLP and Of Counsel at Baker & McKenzie. He has a BA Degree in Political Science from West Virginia University and a JD Degree from the University of Miami.

HERBERT E. WARNER, age 64, was appointed as a director in November 2008. He has been self-employed during the last 10 years as a licensed certified public accountant in both Texas and New Mexico, and provides consulting services to a variety of clients, mainly in the oil and natural gas industry. He currently is working as an independent contractor for a private oil and gas exploration and production company, where he prepares the company’s financial statements. Mr. Warner received a Master's of Business Administration degree from the University of New Mexico and a Bachelor of Science degree in Accounting from Bowling Green State University.

JEFFREY W. TOOTH, age 52, was appointed as a director in November 2008. He is an executive with 25 years of diverse management, business and technical experience including extensive hands-on experience leading junior and senior oil and gas companies. Most recently, Mr. Tooth was Vice President of Trigger Resources, a junior E&P company focused on heavy oil and natural gas in Saskatchewan which was sold in June or 2007. Prior to Trigger, Mr. Tooth co-founded Canstar Exploration Ltd., a private exploration company that was backed by J.M. Huber Corporation and J.R Richardson which was sold in July of 2005. Prior to Canstar, Mr. Tooth was a Vice President of exploration for J. M. Huber Corporation’s Canada subsidiary. Prior to joining J.M. Huber, Mr. Tooth was Western Canada Exploration Manager for Husky Oil, a senior oil and gas company ranked among the top 10 producers in Canada. Mr. Tooth received a Bachelor of Science degree (Hons.) in Geology in 1978 and a Master of Science degree Petrology in 1980, both from the University of London. He is a member of A.P.E.G.G.A. and several other professional organizations. He has served on the boards of Trigger Resources Ltd., Canstar Exploration Ltd. and Velocity Energy LLC.

ROBERT TERRY GILL, age 59, has served as a director of the Company since April 2008. Mr. Gill is currently a partner at Spirit, which he joined in 2004. From 1996 to 2003, Mr. Gill was employed by Newpark Resources as a technical manager. From 1988 to 1996 he served as the South Texas Area Manager for International Drilling Fluids. In 1986, Mr. Gill started Cablevest, a cable television business, where he served as president for two years. Prior to forming Cablevest, Mr. Gill started Gilden Laboratories where he served as president and was in charge of all financial aspects of operation for five years. From 1975 to 1981, Mr. Gill was employed as a drilling fluid engineer at TG Coast. Mr. Gill is a graduate of the University of Houston with a Bachelor of Science degree earned in 1971.

EXECUTIVE OFFICERS - 2008

DONALD E. VANDENBERG, age 65, our Chief Executive Officer and President, is a petroleum engineer and has held senior management positions throughout his 40-year career in the exploration and production field. From 2004 to present, he co-founded and has served as CEO and President of Velocity Energy Limited LLC, General Partner of Velocity Energy Offshore LP and Velocity Energy Partners LP, both of which limited partnerships have been acquired by Sonterra. Mr. Vandenberg was formerly President of J. M. Corporation’s Energy Sector. Prior to that, he was Senior Vice President and General Manager of Equitable Resources Company, Vice President of Engineering and Development of Maxus Energy Corp., and held managerial positions at Kilroy Company of Texas, Union Texas Petroleum, Inc., and Aminoil, Inc. Mr. Vandenberg has a Professional Degree in Petroleum Engineering from the Colorado School of Mines.

GARY L. LANCASTER, age 54, our Chief Legal Officer, Vice President and Secretary, has been a practicing lawyer for 29 years and has extensive legal and land experience in virtually all facets of the oil industry. He is also a co-founder of and has served as Vice President of Velocity Energy Limited LLC and its affiliated entities until acquired by Sonterra. Mr. Lancaster has held senior legal and management positions in upstream, midstream, downstream, and oilfield service companies, including as Vice President of Legal Affairs for J. M. Corporation’s Energy Sector; Senior Vice President and General Counsel of ICO Inc.; and Senior Attorney with Scurlock Permian Corporation, a division of Ashland Oil, Inc. Mr. Lancaster was also a partner at Duane Morris LLP and Of Counsel at Baker & McKenzie. He has a BA Degree in Political Science from West Virginia University and a JD Degree from the University of Miami.

DONALD J. SEBASTIAN, age 56, our Chief Financial Officer and Vice President of Sonterra Resources, has over 33 years of experience in the oil and gas industry and a unique mix of not only the financial and accounting expertise traditionally associated with CFOs, but also substantial onshore and offshore operating expertise he acquired during his recent stint over the past four years as Vice President of Onshore Operations and Business Development with Michael Baker Corporation, a civil engineering and oil and gas service services with worldwide operations. Prior to that, Don was Senior Vice President responsible for the Gulf Coast Business Unit of the Energy Sector of J. M. Huber Corporation where he previously had been the Chief Financial Officer during the course of his 25 year tenure with Huber. Mr. Sebastian has a BS Degree in Business Administration from Trinity University.

COMMITTEES OF THE BOARD OF DIRECTORS

The Board of Directors does not currently maintain an Audit Committee or a Compensation Committee, but plans to appoint an Audit Committee and a Compensation Committee in the near future. During the current fiscal year through September 30, 2008, the Board of Directors held seven meetings.

Section 16(a) Beneficial Ownership Compliance

Section 16(a) of the Securities Exchange Act requires our executive officers and directors, and persons who own more than 10% of our common stock, to file reports regarding ownership of, and transactions in, our securities with the Securities and Exchange Commission and to provide us with copies of those filings. Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons, we believe that during fiscal year ended December 31, 2007, all filing requirements applicable to its officers, directors and greater than ten percent beneficial owners were complied with.

COMPENSATION DISCUSSION AND ANALYSIS

We do not yet have a Compensation Committee that approves nor offer any recommendations on compensation for our employees.

Objectives and Compensation Philosophy: Our executive compensation programs are designed to advance the interests of the Company and its subsidiaries by encouraging and providing for the acquisition of an equity interest in the Company by non-employee directors, officers, key employees, and other persons that provide consulting services to us or to our subsidiaries through grants and awards of equity compensation. The program will enable the Company to retain the services of non-employee directors, officers, key employees, and other persons that provide consulting services to us or to our subsidiaries and upon whose judgment, interest, and special effort the successful conduct of our operations is largely dependent and to compete effectively with other enterprises for the services of such non-employee directors, officers, key employees, and other persons that provide consulting services to us or to our subsidiaries as may be needed for the continued improvement of its business. All grants and awards of equity compensation made under the program shall be based upon attainment of specified performance objectives and may qualify as performance-based compensation under Section 162(m) of the Code.

Employment Agreements. We have entered into employment agreements with each of our named executive officers. Each agreement specifies a base salary level and a grant of stock options pursuant to our stock option plan. The employment agreements with our named executive officers contain no provision for payment upon a change in control, nor do such agreements require us to provide any perquisites.

Deductibility of Compensation for Tax Purposes. Under the Code, the amount of compensation paid to or accrued for our named executive officers that may be deductible by us for federal income tax purposes is limited to $1.0 million per person per year, except that compensation which is considered to be “performance-based” under the Code and the applicable regulations is excluded for purposes of calculating the amount of compensation. To the extent that our compensation policy can be implemented in a manner which maximizes the deductibility of the compensation we pay, our policy has been to seek to do so. Accordingly, we have designed both our stock option plan so that compensation in the form of awards or grants made under either plan will be considered to be “performance-based” under the applicable provisions of the Code.

Annual Salaries

The employment agreements provide annual salaries of $200,000, $180,000, and $180,000 for Mr. Vandenberg, Mr. Lancaster and Mr. Sebastian, respectively.

Equity Awards

A participant may receive more than one equity award granted under the program. No employee participant may receive options to purchase more than 400,000 shares of common stock under the program in any given year, and the total number of options awarded to all employee participants shall not exceed 1,300,000 in any given year under the 2008 Equity Compensation Plan and a maximum of 5,000,000 options under the 2008 Equity Compensation Plan, in addition to a maximum of 5,140,165 options under the 2007 River Capital Group, Inc. Non-Qualified Stock Option Plan. Subject to adjustments as provided in Section 9.05, during the term of the program, no employee participant may receive stock awards of more than the lesser number of 500,000 restricted shares of common stock or the number of shares of restricted stock having a fair market value of $600,000 under the program in any given year in which stock awards are made under the program, nor more than an equivalent amount of SAR as determined under the pertinent restricted stock agreement, and the total number of shares of restricted stock awarded to all employee participants shall not exceed 2,000,000 shares in any given year. The number of restricted shares of common stock awards is limited to 6,000,000 shares over the life of the program. Equity compensation is intended to qualify as performance-based compensation under Section 162(m) of the Code.

Performance Objectives Necessary for Options to Vest. Vesting of options granted to all participants in a given year under the 2008 Equity Compensation Plan shall be based upon the achievement of each performance objective set forth in the following table (“Performance Objective”):

Percentage of Options That Vest Each Year for Shares Earned Under the Option Agreement*	Compounded Annual Net Reserve Growth Performance Objective**	Options that Vest Each Year Based on Achievement of Reserve Growth Performance Objective	Options That Vest Each Year Based on Achievement of 75% of Reserve Growth Performance Objective	Options That Vest Each Year Based on Achievement of 50% of Reserve Growth Performance Objective	Options That Vest Each Year Based on Achievement of <50% of Reserve Growth Performance Objective
33-1/3%	36%	433,334	325,000	216,667	0
33-1/3%	36%	433,333	325,000	216,666	0
33-1/3%	36%	433,333	325,000	216,666	0
100%		1,300,000	975,000	650,000	0

* Once the applicable compounded Annual Net Reserve Growth Performance Objective Target has been achieved for a given year at the 100% Target Level (36% or greater), 75% of Target Level (between 24% and 36%), 50% of Target Level (between 18% and 24%), and 0% for 18% or less Compounded Annual Net Reserve Growth, the Options awarded will vest in full over 3 years at 33-1/3% per annum.

**The Compounded Annual Net Reserve Growth Performance Objective is based upon the total proved, probable and possible reserves net to the Company’s interest, adjusted for production, farmouts, and other dispositions of the underlying oil and gas assets, as each reserve category is defined under industry standard SPE reserve definitions.

*** For every given year during the Plan, the applicable prior period shall commence March 1, 2008, and shall end as of the end of the calendar quarter ended March 31st of that given year.

Terms of Options . Options granted under the Plan shall be subject to the following terms and conditions and shall be in such form and contain such additional terms and conditions, not inconsistent with the terms of the Plan, as the board shall deem desirable:

(a) Option Price. The options under the Plan shall consist of three tranches: one third (1/3) of the options shall be granted at the initial option price, one third (1/3) of the options shall be granted at an option price equal to 130% of the initial option price and one third (1/3) of the options shall be granted at an option price equal to 150% of the initial option price, provided, however, that, except as required by Rule 16b-3 with respect to options granted to persons subject to Section 16 of the Exchange Act, no amendment of an option shall be deemed to be the grant of a new option. Notwithstanding the foregoing, the option price per share of common stock of an option shall never be less than fair market value.

 (b) Option Term. The term of each option shall be fixed by the Board or Committee thereof, but no option shall be exercisable more than ten years after the date of grant.

Termination. The Board shall have the right and the power to terminate the Plan at any time. No option or other equity compensation shall be granted under the Plan after the termination of the Plan, but the termination of the Plan shall not have any other effect, and any option outstanding at the time of the termination of the Plan may be amended and exercised and may vest after termination of the Plan at any time prior to the expiration date of such option or other equity compensation to the same extent such option or other equity compensation could have been amended and would have been exercisable or would have vested had the Plan not terminated.

EXECUTIVE COMPENSATION

The following table sets forth certain summary information regarding compensation paid by the Company for services rendered during the fiscal years ended December 31, 2007 and 2006, respectively, to the Company’s Chief Executive Officer and Chief Financial Officer during such periods.

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Howard Taylor (1)	2007	170,000	0	0	0	0	0	191,087	361,087
Howard Taylor (1)	2006	198,000	0	0	0	0	0	0	198,000
Richard Freer (1)	2007	15,000	0	0	0	0	0	0	15,000
Richard Freer (1)	2006	18,000	0	0	0	0	0	0	18,000

(1) Resigned effective February 15, 2008.

(2) We paid Concorde Capital Limited, a company 100% owned by our former chief executive officer and director, Howard Taylor, management and administrative fees totaling $191,087 for the year ended December 31, 2007. We also reimbursed Concorde Capital Limited $38,088 for out of pocket expenses for the year ended December 31, 2007. As of December 31, 2007, a total of $93,333 was outstanding and due to Concorde Capital Limited, after the effect of an agreement signed on August 3, 2007, whereby Concorde Capital Limited agreed to forgive $130,000 of its existing accounts receivable from us.

Outstanding Equity Awards

The following table sets forth certain summary information regarding outstanding equity awards as of September 30, 2008 to the Company's Chief Financial Officer and most highly paid executive officers during such period.

OUTSTANDING EQUITY AWARDS AS OF END OF 3RD QUARTER 2008
OPTION AWARDS						STOCK AWARDS
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)*	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#)
D. E. Vandenberg	439,122	0	439,122	$1.71	October 31, 2018	0	0	0	0
Gary L. Lancaster	380,573	0	380,573	$1.71	October 31, 2018	0	0	0	0
Donald J. Sebastian	410,573	0	410,573	$1.71	October 31, 2018	0	0	0	0

COMPENSATION OF DIRECTORS

Directors serving during the fiscal year ended December 31, 2007, were not compensated. During the current fiscal year through June 30, 2008, Doyle Valdez and Robert Terry Gill served as Directors and were paid cash compensation of $1,000 each for serving as a Director. Doyle Valdez resigned as of June 23, 2008. After his resignation as an officer and employee of the Company on June 23, 2008, Michael J. Pawelek remained as a non-employee Director and Chairman of the Board until November 6, 2008, at which time he as replaced as Chairman by Donald E. Vandenberg.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non- Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
D.E. Vandenberg CEO, President	0	0	0	0	0	0	0
Gary L. Lancaster CLO, VP, Secretary	0	0	0	0	0	0	0
Doyle Valdez (1)	1,000	0	0	0	0	0	1,000
Robert Terry Gill	1,000	0	0	0	0	0	1,000
Michael Pawelek (2)	0	0	0	0	0	0	0

(1) Resigned effective June 23, 2008.
(2) Resigned effective November 6, 2008.

OTHER INFORMATION REGARDING THE COMPANY

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table sets forth certain information known to the Company with respect to the beneficial ownership of the Company’s common stock as of September 30, 2008 by (i) each person who is known by the Company to own beneficially more than 5% of the Company's common stock and (ii) the Company’s directors and executive officer, and (iii) all officers and directors of the Company as a group.

	Shares beneficially owned (1)
	Number of shares	Percentage of class (2)
The Longview Fund, L.P. (3) 600 Montgomery Street 44th Floor San Francisco, CA 94111 Irvine, CA 92618	29,346,570	93.74%

D. E. Vandenberg (CEO/P/D) (4)	439,122	1.64%

Gary L. Lancaster (CLO/VP/D/S) (4)	380,573	1.42%

Donald J. Sebastian (CFO/VP) (4)	410,573	1.53%

Officers and Directors as a Group	1,230,268	4.46%

(1) Beneficial Ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options or warrants currently exercisable or convertible, or exercisable or convertible within 60 days of September 30, 2008, are deemed outstanding for computing the percentage of the person holding such option or warrant but are not deemed outstanding for computing the percentage of any other person. Except as pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of common stock beneficially owned.

(2) Percentage based on 26,347,359 shares of common stock outstanding as of September 30, 2008, plus 1,958,678 shares underlying convertible note and warrants.

(3) The Longview Fund, L.P. is a private investment fund that is in the business of investing in publicly-traded securities for their own accounts and is structured as a California limited partnership whose members are the investors in the fund. The General Partner of the fund is Viking Asset Management, LLC, a California limited liability company which manages the operations of the fund. Peter T. Benz is the managing member of Viking Asset Management, LLC. As the control person of the shares owned by The Longview Fund, L.P., Peter T. Benz may be viewed as the beneficial owner of such shares pursuant to Rule 13d-3 under the Securities Exchange Act of 1934. The Longview Fund, L.P., the major shareholder, holds 23,182,876 shares. The related Longview Equity Fund, L.P. holds 869,836 shares and the related Longview International Equity Fund, L.P. holds 335,180 shares for an aggregate of 24,387,892 shares (including the 23,182,876 shares held by The Longview Fund, L.P.), plus 4,958,678 in unissued warrants, which totals 29,346,570 share beneficially owned by Peter T. Benz.

(4) The address of each of Messrs. Vandenberg, Lancaster, and Sebastian is c/o Sonterra Resources, Inc., 523 N. Sam Houston Pkwy. E., Suite 175, Houston, TX 77060.

LEGAL PROCEEDINGS

None; the Company does not have any material liability for any lawsuits, settlements, judgments, or fees of defense counsel which have not been paid or accrued as of the fiscal year ended December 31, 2007, nor as of September 30, 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The Company assumed the $75,000 promissory note owed by Velocity Energy Partners LP to Donald E. Vandenberg, President of Sonterra Resources, Inc., on July 8, 2008, as part of the acquisition by the Company of the Velocity entities.

OTHER MATTERS

1. Pro Forma Information: Pro Forma Financial Statements for the six-month periods ended June 30, 2008 and 2007 have been included hereto as Exhibit B.

2. Changes in and disagreements with accountants: There has been no change in accountants nor any disagreements with accountants on accounting and financial disclosure matters.

ADDITIONAL INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance with the requirements thereof, file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Copies of these reports, proxy statements and other information can be obtained at the SEC's public reference facilities at Judiciary Plaza, Room 1024, 450 Fifth Street, N.W., Washington, D.C., 20549. Additionally, these filings may be viewed at the SEC's website at http://www.sec.gov.

DISTRIBUTION OF INFORMATION STATEMENT

The cost of distributing this Information Statement has been borne by us and certain shareholders that consented to the action taken herein. The distribution will be made by mail.

Pursuant to the requirements of the Exchange Act of 1934, as amended, the Registrant has duly caused this Information Statement to be signed on its behalf by the undersigned hereunto authorized.

By Order of the Board of Directors /s/ Donald E. Vandenberg

Donald E. Vandenberg, Chief Executive Officer, President, and Chairman of the Board of Directors

EXHIBIT A

SONTERRA RESOURCES, INC.

NOTICE PURSUANT TO SECTION 228
OF THE GENERAL CORPORATION LAW
OF THE STATE OF DELAWARE

TO:  ALL STOCKHOLDERS:

PLEASE TAKE NOTICE THAT a Stockholder owning at least a majority of the outstanding stock of Sonterra Resources, Inc., by written consents dated August 1, 2008 and November 11, 2008, has duly adopted the following resolutions:

"A resolution approving the following:

Amendment to our certificate of incorporation, as amended (the “Certificate of Incorporation”), to authorize 50,000,000 shares of blank check preferred stock.

"A resolution approving the following:

Amendment to our Certificate of Incorporation, as amended, to change the name of the Company to Velocity Energy Inc.

"A resolution approving the following:

The election of the following: Donald E. Vandenberg, Gary L. Lancaster, Herbert E. Warner, Jeffrey W. Tooth and Robert Terry Gill, to serve as directors until our 2009 Annual Meeting of Stockholders or until their respective successors have been duly elected.

DATE: December 9, 2008

/s/ Donald E. Vandenberg
Donald E. Vandenberg, Chief Executive
Officer, President, and Chairman of the
Board of Directors

A-1

EXHIBIT B

PART I - FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

SONTERRA RESOURCES, INC.
Consolidated Balance Sheet as of June 30, 2008
Unaudited

	Historical	Pro Forma Adjustment Related to the Proposed 14 C Filing		Adjusted Pro Forma Consolidated Balance Sheet
ASSETS
Current Assets
Cash and equivalents	$379,173	$-		$379,173
Accounts receivable	352,468	-		352,468
Prepaid expenses	76,415	-		76,415
Total current assets	808,056	-		808,056

Property and Equipment, net
Oil and gas properties, (full cost method of accounting)
Unproved properties	703,960	-		703,960
Proved properties	4,548,470	-		4,548,470
Pipelines and facilities	778,418	-		778,418
Total oil and gas properties	6,030,848	-		6,030,848
Less accumulated depreciation, depletion and amortization	(472,766)	-		(472,766)
	5,558,082	-		5,558,082
Other property and equipment, net	1,846			1,846
Total property and equipment, net	5,559,928	-		5,559,928

Other Assets
Debt issuance costs, net of amortization	149,295	-		149,295
Total other assets	149,295	-		149,295

Total Assets	$6,517,279	$-		$6,517,279

LIABILITIES AND SHAREHOLDER'S EQUITY (DEFICIT)
Current Liabilities
Accounts payable, trade	$92,457	$-		$92,457
Other payables and accrued liabilities	579,782	10,000	(1)	589,782
Participant advances received	966	-		966
Interest payable	68,682	-		68,682
Total current liabilities	741,887	10,000		751,887

Noncurrent Liabilities
Long-term debt	3,000,000	-		3,000,000
Asset retirement obligation	123,345	-		123,345
Total noncurrent liabilities	3,123,345	-		3,123,345

Shareholders' Equity (Deficit)
Common stock, par value $0.001 per share, authorized
50,000,000 shares issued and outstanding 26,347,359	26,347	(20,000	)(2)	6,347
Preferred Stock, par value $0.001 per share, authorized
50,000,000 shares Convertible into Common Stock at
$1.20 per share, issued and outstanding 20,000,000	-	20,000	(3)	20,000
Additional paid-in capital	5,158,046	-		5,158,046
Retained earnings (deficit)	(2,532,346)	(10,000	)(1)	(2,542,346)
Total shareholders' equity (deficit)	2,652,047	(10,000)		2,642,047

Total Liabilities and Shareholders' Equity (Deficit)	$6,517,279	$-		$6,517,279

(1) Represents estimated costs related to the proxy
(2) Represents the par value of the common shares exhanged for preferred shares
(3) Represents the par value of the preferred shares issued in exchange of common shares

SONTERRA RESOURCES, INC.
Unaudited Pro Forma Consolidated Statements of Operations
For the Six Months Ended June 30, 2008

	Historical	Pro Forma Adjustment Related to the Proposed 14 C Filing		Adjusted Pro Forma Consolidated Statement of Operations

Revenues
Oil and gas sales	$122,390	$-		$122,390
Contract operating income	206,507	-		206,507
Operating overhead income	4,305	-		4,305
Gas gathering operations	(7,836)	-		(7,836)
Total revenues	325,366	-		325,366

Costs and Expenses
Lease operating expenses	158,024	-		158,024
Production taxes	10,271	-		10,271
Depreciation, depletion and amortization	58,784	-		58,784
Accretion on asset retirement obligation	2,854	-		2,854
General and administrative	87,325	10,000	(1)	97,325
Total costs and expenses	317,258	10,000		327,258

Income (Loss) from Operations	8,108	(10,000)		(1,892)

Other Income (Expense)
Interest expense	(69,648)	-		(69,648)
Debt issuance costs amortization	(10,326)	-		(10,326)
Other income (expense), net	(79,974)	-		(79,974)

Net (Loss) Before Tax	(71,866)	(10,000)		(81,866)

Income tax expense (benefit)	-	-		-

Net (Loss)	$(71,866)	$(10,000)		$(81,866)

Earnings (Loss) Per Common Share:
Basic	$(0.003)	$-		$(0.013)
Diluted	$(0.003)	$-		$(0.013)

Weighted average number of common
shares outstanding:
Basic	26,347,359	(20,000,000	)(2)	6,347,359
Diluted	26,347,359	(20,000,000)		6,347,359
Weighted average number of preferred
shares outstanding:
Basic	-	20,000,000	(2)	20,000,000
Diluted	-	20,000,000		20,000,000
See notes to consolidated financial statements.

(1) Represents estimated costs related to the information statement
(2) Represents number of common stock shares to be exchanged for preferred shares

SONTERRA RESOURCES, INC.
Unaudited Pro Forma Consolidated Statements of Cash Flows
For the Six Months Ended June 30, 2008

	Historical	Pro Forma Adjustment Related to the Proposed 14 C Filing		Adjusted Pro Forma Consolidated Statement of Cash Flows
Operating Activities
Net income (loss)	$(71,866)	$(10,000	)(1)	$(81,866)
Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
Depreciation, depletion and amortization	58,784	-		58,784
Accretion on asset retirement obligation	2,854	-		2,854
Stock compensation expense	30,433	-		30,433
Debt issuance costs amortization	10,326	-		10,326
Changes in operating assets and liabilities:
Accounts receivable	2,549,034	-		2,549,034
Prepaid expenses	75,583	-		75,583
Debt Issuance costs	(95,000)	-		(95,000)
Accounts payable and accrued liabilities	(2,596,599)	10,000	(1)	(2,586,599)
Accounts payable acquired in acquisition
of Sonterra Resources, Inc., net	(642,308)	-		(642,308)
Participant advances received	(947,528)	-		(947,528)
Interest payable	(199,845)	-		(199,845)
Net cash used by operating activities	(1,826,132)	-		(1,826,132)

Investing Activities
Purchases and development of oil and gas properties	(17,958)	-		(17,958)
Proceeds from sale of oil and gas properties	162,000	-		162,000
Change in other property and equipment	28,154	-		28,154
Net cash provided by investing activities	172,196	-		172,196

Financing Activities
Proceeds from issuance of long term debt	1,000,000	-		1,000,000
Net cash provided by financing activities	1,000,000	-		1,000,000

Net Decrease in Cash and Equivalents	(653,936)	-		(653,936)

Cash and equivalents at beginning of period	2,195,899	-		2,195,899

Cash and Equivalents at End of Period	$1,541,963	$-		$1,541,963

(1) Represents estimated costs related to the information statement

ANNEX A

STATE OF DELAWARE

CERTIFICATE OF AMENDMENT
OF CERTIFICATE OF INCORPORATION

Under Section 242 of the Delaware General Corporation Law

Sonterra Resources, Inc., a corporation organized and existing under and by virtue of the General Corporation Law of Delaware,

DOES HEREBY CERTIFY:

FIRST:  That a meeting of the Board of Directors of Sonterra Resources, Inc. was held on August 27, 2008, and that a resolution was duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FIRST” so that, as amended, said Article shall be and read as follows:

The name of the corporation (hereinafter called the “corporation”) is Velocity Energy Inc.

RESOLVED, that the Certificate of Incorporation of this corporation be amended by adding the second paragraph of the Article thereof numbered “ FOURTH” so that, as amended, said second paragraph of said Article shall be and read as follows:

"The total number of shares of preferred stock which this corporation is authorized to issue is: Fifty Million (50,000,000) shares with a par value of ($0.001) per share. The preferred stock may be issued in one or more series, from time to time, with each such series to have such designations, powers, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as shall be stated and expressed in the resolution or resolutions providing for the issue of such series adopted by the Board of Directors, subject to the limitations prescribed by law and in accordance with the provisions hereof, the Board of Directors being hereby expressly vested with authority to adopt any such resolution or resolutions."

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by the statute were voted in favor of the amendment.

THIRD: That thereafter, holders of a majority of the outstanding common stock of the Corporation approved such amendments by written consent pursuant to Section 228 of the General Corporation Law of the State of Delaware.

FOURTH: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FIFTH: That the capital of said corporation shall not be reduced under or by reason of said amendment.

By:

NAME OF OFFICER: Donald E. Vandenberg TITLE OF OFFICER: Chief Executive Officer, President, and Chairman of the Board of Directors